UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

DreamWorks Animation SKG, Inc.
(Name of Issuer)
Class A Common Stock (par value $.01 per share)
(Title of Class of Securities)
26153 10 3
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26153 10 3	SCHEDULE 13G	Page 2 of 6

1	NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NO. OF ABOVE PERSON STEVEN SPIELBERG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,574,899
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 4,574,899
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,574,899
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 26153 10 3	SCHEDULE 13G	Page 3 of 6

Item 1(a).	Name of Issuer:

Dreamworks Animation SKG, Inc,

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1000 Flower Street
Glendale, CA 91201

Item 2(a).	Name of Persons Filing:

Steven Spielberg

Item 2(b).	Address of Principal Business Office or, if none, Residence of each Reporting Person:

c/o Breslauer, Rutman & Anderson
11400 Olympic Boulevard
Los Angeles, CA 90064

Item 2(c).	Citizenship:

Steven Spielberg — U.S.A.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, Par Value $.01 Per Share

Item 2(e).	CUSIP Number:

26153 10 3

Item 3.	Not applicable. This Schedule 13G is filed pursuant to Rule 13d-1(d).

CUSIP No. 26153 10 3	SCHEDULE 13G	Page 4 of 6

Item 4.	Ownership For each Reporting Person:

(a).	Amount beneficially owned: See the response to Item 9 on the attached cover pages.

(b).
Percent of Class:

See the response to Item 11 on the attached cover pages.

Percent of class beneficially owned is based on 78,109,817 shares of Class A Common Stock outstanding per the Issuer’s Form 10-Q for the quarterly period ended September 30, 2015.

(c).	Number of shares as to which such person has:

(i).	Sole power to vote or to direct the vote: See the response to Item 5 on the attached cover pages.

(ii).	Shared power to vote or to direct the vote: See the response to Item 6 on the attached cover pages.

(iii).	Sole power to dispose or to direct the disposition of: See the response to Item 7 on the attached cover pages.

(iv).	Shared power to dispose or to direct the disposition of: See the response to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

CUSIP No. 26153 10 3	SCHEDULE 13G	Page 5 of 6

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

Not applicable

CUSIP No. 26153 10 3	SCHEDULE 13G	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2016

STEVEN SPIELBERG
/s/ Steven Spielberg
Name: Steven Spielberg